EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity method investees and non-controlling interests	$971	$611	$1,768	$728	$1,154	$(3,084)
Fixed charges	277	556	467	415	346	381
Distributed income of equity investees	4	31	16	43	7	28
Total Earnings	$1,252	$1,198	$2,251	$1,186	$1,507	$(2,675)

Fixed Charges:
Interest expensed and capitalized	$260	$522	$436	$389	$319	$358
Estimated interest within rental expense	17	34	31	26	27	23
Total Fixed Charges	$277	$556	$467	$415	$346	$381

Ratio of earnings to fixed charges	4.5	2.2	4.8	2.9	4.4	n/a
Dollar shortfall	n/a	n/a	n/a	n/a	n/a	$3,056